CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Fairfax Financial Holdings Limited (the “Company”) is filing its annual report on Form 40-F for the fiscal year ended December 31, 2002 (the “Report”) with the Securities and Exchange Commission.
I, Trevor J. Ambridge, Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:
(iii)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(iv)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Trevor J. Ambridge

Trevor J. Ambridge
Vice President and Chief Financial Officer
May 15, 2003

A signed original of this written statement required by Section 906 has been provided to Fairfax Financial Holdings Limited and will be retained by Fairfax Financial Holdings Limited and furnished to the Securities and Exchange Commission or its staff upon request.